________________________ Tembec Inc.
C.P. 5000
Témiscaming (Québec) Canada
J0Z 3R0
PRESS RELEASE

Source:	Tembec Inc.

Contacts:	Michel J. Dumas	Pierre Brien
	Executive Vice President,	Vice President,
	Finance & CFO	Communications & Public Affairs
	Tel: (819) 627-4268	Tel: (819) 627-4387
	E-mail: michel.dumas@tembec.com	E-mail: pierre.brien@tembec.com

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS THIRD QUARTER
ENDED JUNE 24, 2006

Montreal, Quebec, July 25, 2006: Consolidated sales for the third quarter ended June 24, 2006 were $862.3 million, down from $937.7 million in the comparable period last year. The Company generated a net loss of $6.6 million or $0.08 per share compared to a net loss of $142.5 million or $1.70 per share in the corresponding quarter ended June 25, 2005, and a net loss of $168.2 million or $1.96 per share in the previous quarter. Earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses (EBITDA) was $21.2 million, unchanged from EBITDA of $21.2 million a year ago and up from EBITDA of $4.9 million in the prior quarter.

The June 2006 quarterly financial results include an after-tax gain of $44.9 million or $0.52 per share relating to the gain on translation of foreign debt. After adjusting for this item and certain specific items, the Company would have generated a net loss of $55.6 million or $0.65 per share. This compares to a net loss of $53.1 million or $0.62 per share in the corresponding quarter ended June 25, 2005 and a net loss of $109.5 million or $1.28 per share in the previous quarter. The impact of specific items on the Company's financial performance is discussed further in the Management Discussion and Analysis (MD&A) of its financial results.

Business Segment Results

The Forest Products segment generated EBITDA of $0.1 million on sales of $271.1 million. This compares to EBITDA of $13.7 million on sales of $287.9 million in the prior quarter. The sales decrease of $16.8 million was caused by lower selling prices for SPF lumber as well as lower volumes of third party log sales. The latter decrease is seasonal in nature as the March quarter represents a peak activity period for timber deliveries. US $ reference prices for random lumber decreased by approximately US $23 per mfbm while stud lumber decreased by US $21 per mfbm. Currency was unfavourable as the Canadian $ averaged US $0.890, up 3% from US $0.867 in the prior quarter. The net effect was a decrease in EBITDA of $12.1 million or $32 per mfbm. SPF lumber margins were negatively impacted by higher timber costs, primarily in the province of Ontario. In the prior quarter, producers had benefited from government initiatives to reduce costs. The higher costs were offset by the seasonally higher profitability of the engineered wood business and lower lumber export duties. During the quarter, countervailing and antidumping duties totalled $9.5 million, compared to $10.7 million in the prior quarter. Since May 2002, the Company has incurred $336.9 million of duties, which remain subject to the resolution of the softwood lumber dispute.

The Pulp segment generated EBITDA of $14.1 million on sales of $388.1 million for the quarter ended June 2006 compared to EBITDA of $1.8 million on sales of $355.7 million in the March 2006 quarter. The $32.4 million increase in sales was driven by higher shipments and prices for paper pulps. While US $ reference prices increased over the prior quarter, currency partially offset the increase as the Canadian $ averaged US $0.890, up 3% from US $0.867. The net price effect was an increase of $20 per tonne, increasing EBITDA by $12.1 million. Total downtime in the June quarter was 11,200 tonnes, compared to 15,500 tonnes in the prior quarter.

The Paper segment generated EBITDA of $5.1 million on sales of $220.5 million. This compares to negative EBITDA of $11.7 million on sales of $202.3 million in the prior quarter. Sales increased by $18.2 million primarily as a result of higher shipments. US $ reference prices for newsprint and coated bleached board improved by US $14 per tonne and US $7 per short ton respectively while coated papers experienced a decline of US $21 per short ton. The stronger Canadian $, which averaged US $0.890, up 3% from US $0.867 in the prior quarter, more than negated the improvement in prices. The net price effect was a decrease of $20 per tonne, reducing EBITDA by $5.0 million. Manufacturing costs were positively impacted by lower energy costs, which decreased by $9.3 million over the prior quarter, as well as lower labour and maintenance costs which were higher in the prior quarter because of the annual maintenance shutdown at the St. Francisville papermill. Total downtime in the June quarter was 1,200 tonnes, down from 12,400 tonnes in the prior quarter.

Other items

During the quarter, the Canadian and US governments completed the negotiation of an agreement to govern the flow of Canadian softwood lumber into the US. Before the agreement can come into effect, it requires approval by the Canadian parliament as well as acceptance by the Canadian lumber industry and the affected provinces. The current timetable calls for these approvals to be in place by October 1st, 2006. The agreement provides for the return of a substantial portion of duties deposited since May 2002, including accrued interest thereon. Current estimates are that the Company would receive a refund of approximately $250 million and that a substantial portion of the refund would be remitted in the December 2006 quarter.

The Company had previously set an objective of generating between $100 and $150 million of funds from nonoperating initiatives in fiscal 2006. Following a further review of the ongoing initiatives, the Company has increased the target to $200 million. This target includes the sale of the OSB business that was successfully completed in late February for $98 million.

Outlook

The improved operating results were driven by higher pricing in the pulp business and lower costs in the paper business. Going forward, we do not anticipate any significant currency relief as the Canadian $ continues to trade in the US $0.88-$0.90 range. The pulp market continues to improve, with a price increase implemented in July. However, lumber markets have softened over the last several months. The primary challenges faced by the industry are the strength of the Canadian $ and higher chemical, energy and wood costs, particularly in Eastern Canada. These issues are being addressed as part of the Company's aggressive cost reduction program. The recent mill closures as well as the restructuring of our coated paper operations in St. Francisville, Louisiana are having a positive impact on our results. The Company continues to work for a timely resolution of the lumber dispute with the United States and a refund of monies deposited.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 10,000 people. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

This press release includes "forward-looking statements" within the meaning of securities laws. Such statements relate to the Company's or management's objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as "anticipate", "estimate", "expect" and "project" or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.